Exhibit 12.1

Shea Homes Limited Partnership and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. In calculating the ratio of earnings to fixed charges, earnings consist of (a) (loss) income before income taxes, excluding equity in income (loss) from joint ventures, plus (b) fixed charges, plus (c) capitalized interest included in cost of sales, plus (d) distributions of earnings from Unconsolidated Joint Ventures, less (e) interest capitalized. Fixed charges consist of (a) interest incurred and (b) the portion of rental expense deemed to be representative of an interest factor. For the years ended December 31, 2010, 2009 and 2008 earnings were insufficient to cover fixed charges for each such year by $9.7 million, $350.8 million and $553.9 million, respectively. For the six months ended June 30, 2011, earnings were insufficient to cover fixed charges for the period by $87.0 million.

	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In millions, except ratios)
Earnings:
(Loss) / income before income taxes, excluding equity in income (loss) from joint ventures	$(109,478)	$(10,085)	$(67,395)	$(433,189)	$(600,907)	$(476,268)	$454,806
Plus:
Fixed charges	37,244	30,718	62,111	59,339	57,718	79,448	85,334
Capitalized interest included in cost of sales	14,150	20,878	48782	81,729	46,064	46,632	60,913
Distribution of earnings from Unconsolidated Joint Ventures	—	—	400	630	937	28,198	7,066
Less:
Interest capitalized	(28,918)	(27,197)	(53,553)	(59,339)	(57,718)	(79,488)	(85,334)

Total earnings as calculated	(87,002)	14,314	(9,655)	(350,830)	(553,906)	(401,438)	522,785

Fixed charges:
Interest incurred	37,244	30,718	62,111	59,339	57,718	79,488	85,334
Portion of rental expense deemed to be representative of an interest factor	—	—	—

Total fixed charges	$37,244	$30,718	$62,111	$59,339	$57,718	$79,488	$85,334

Ratio of earnings to fixed charges	—	0.5x	—	—	—	—	6.1x